# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evogene Ltd., CIK 0001574565
CUSIP: M4119S187
Title of class of securities: Ordinary shares, par value NIS 0.20 per share
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Illinois (IL), 7638517
Date of event which requires filing of this statement: 08/04/2026
Amends the filing with accession number 0001178913-26-004098
Filed by CIK 0000919590
Persons authorized to receive notices and communications: Nitsan Deutsch, 13 Gad Feinstein Street, Park Rehovot,, Rehovot, Israel (L3), 7638517, 972-8-9311900

## Reporting persons
- RECANATI LEON (CIK 0000919590): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,354,836; shared voting power 0; sole dispositive power 1,354,836; shared dispositive power 0; aggregate amount beneficially owned 1,354,836 (8.6% of the class)
  Comment: (1) The percentage of Ordinary Shares beneficially owned by the Reporting Person is of Reporting based on 15,801,407 Ordinary Shares outstanding as of July 27, 2026, as reported by the Person: Issuer in the Issuer's Proxy Statement for its 2026 Annual General Meeting of Shareholders, dated July 31, 2026, attached as Exhibit 99.2 to the Issuer's Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 31, 2026. The aggregate beneficial ownership includes 10,950 Ordinary Shares underlying share options held by the Reporting Person that are currently exercisable or exercisable within 60 days of August 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value NIS 0.20 per share
Name of issuer: Evogene Ltd.
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Illinois (IL), 7638517
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on August 11, 2026 (the "Original Statement"), as amended and supplemented by Amendment No. 1 to the Original Statement, filed by the Reporting Person with the SEC on August 13, 2026 ("Amendment No. 1" and together with the Original Statement, the "Schedule 13D"). This Amendment No. 2 is being filed solely to amend the description of the manner of purchase of the Ordinary Shares in Items 3 and 5 of the Schedule 13D, to reflect that the purchases were effected through block trades carried out pursuant to the Issuer's at-the-market offering facility, for which A.G.P./Alliance Global Partners serves as sales agent. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate consideration paid by the Reporting Person for the Ordinary Shares reported herein was approximately $692,100, representing the purchase by the Reporting Person of (i) 800,000 Ordinary Shares on August 4, 2026, at a weighted average price of $0.50 per share (approximately $400,000 in the aggregate), and (ii) an additional 460,000 Ordinary Shares on August 11, 2026, at a purchase price of $0.635 per share ($292,100 in the aggregate). These purchases were made through block trades carried out pursuant to the Issuer's at-the-market offering facility for which A.G.P./Alliance Global Partners serves as sales agent. The source of funds used to acquire all such Ordinary Shares was the personal funds of the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person's purchases of (i) 800,000 Ordinary Shares on August 4, 2026, at a weighted average price of $0.50 per share (for aggregate consideration of approximately $400,000), and (ii) 460,000 Ordinary Shares on August 11, 2026, at a price of $0.635 per share (for aggregate consideration of $292,100), were made through block trades carried out pursuant to the Issuer's at-the-market offering facility, for which A.G.P./Alliance Global Partners serves as sales agent. Prior to the August 4, 2026 purchases, the Reporting Person held 83,886 Ordinary Shares directly (excluding shares underlying exercisable options).

## Signatures
- RECANATI LEON: /s/ Leon Recanati, Leon Recanati (09/11/2026)